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Exhibit 99.1

SUPPLEMENTAL INFORMATION RELATING TO 21VIANET GROUP, INC.

BUSINESS OVERVIEW

Overview

        We are a leading carrier-neutral and cloud-neutral data center services provider in China. We have one of the largest carrier-neutral data center networks in China with our 30 self-built data centers and 53 partnered data centers with an aggregate capacity of 44,050 cabinets under our management as of June 30, 2020. Our data centers are concentrated in tier-1 and their surrounding cities, which have favorable supply-demand dynamics, owing to dense internet traffic, scarce resources and high demand for data center facilities. We had a 10.6% market share in the carrier-neutral data center services market in terms of data center service revenues in 2019, according to Frost & Sullivan.

        We are a pioneer in the carrier-neutral data center industry in China and commenced our operations in 1999. We are one of the first carrier-neutral data center services providers in China with infrastructure interconnected with various carrier networks, which connect and share data traffic to help scale the rapid growth of the early internet in China. Based on our partnership with Microsoft to introduce Azure and Office 365 in China in 2013, we are the first carrier-neutral data center services provider to offer global cloud services in China and our services have helped accelerate the digital transformation of enterprise customers.

        We offer managed hosting services to host our customers' servers and networking equipment and provide interconnectivity to improve the performance, availability and security of their internet infrastructure. We have adopted a "dual-core" strategy to address both retail and wholesale data center market opportunities. Our retail managed data center services provide different levels of services that are scalable to meet our customers' needs, from a single cabinet up to megawatt deployments. Our wholesale managed data center services provide customers with new data center sites constructed and developed by us based on their specified standards. We believe that the scale of our data center footprint and networking assets as well as our carrier- and cloud-neutrality, position us well to capture the vast opportunities in the rapidly expanding market of internet and cloud computing infrastructure services in China.

        In addition, we are a first mover among China's carrier-neutral data center service providers in offering cloud services through partnerships to cover public, private and hybrid cloud scenarios. We provide customized enterprise connection services and solutions, including enterprise virtual private network, or VPN, and software-defined wide area network, or SD-WAN, to enterprises across various industries. These value-added services strengthen our capability to provide quality services and meet our customers' additional demands.

        With a nationwide data center network and comprehensive service offerings, we have attracted a diversified and loyal customer base. As of June 30, 2020, we had approximately 1,300 customers for our managed hosting services. We also enjoy long-standing relationships with our customers and have high customer retention, as evidenced by our low average monthly hosting churn rate for managed hosting services, which was 0.3%, 0.5% and 0.4% in 2018, 2019 and for the six months ended June 30, 2020, respectively.

        Our total net revenues generated from hosting and related services increased by 11.4% from RMB3,401.0 million in 2018 and to RMB3,789.0 million in 2019 and increased by 27.0% from RMB1,759.9 million for the six months ended June 30, 2019 to RMB2,234.9 million (US$316.3 million) for the six months ended June 30, 2020. The total number of cabinets under our management increased from 30,654 as of December 31, 2018 to 36,291 as of December 31, 2019 and further increased to

44,050 as of June 30, 2020. We had a net loss of RMB186.7 million in 2018 and RMB181.2 million in 2019, which reflected the effect of share-based compensation expenses, our acquisitions and dispositions. We had a net loss of RMB1,786.3 million (US$252.8 million) for the six months ended June 30, 2020, which reflected changes in the fair value of convertible promissory notes. Our adjusted EBITDA increased by 14.5% from RMB917.7 million in 2018 to RMB1,050.5 million in 2019 and increased by 10.0% from RMB514.2 million for the six months ended June 30, 2019 to RMB565.8 million (US$80.1 million) for the six months ended June 30, 2020, respectively. For a detailed description of our non-GAAP measures, see "Certain Financial Data—Non-GAAP Measures."

Our Competitive Strengths

        We believe that the following key competitive strengths have contributed significantly to our success and differentiate us from our competitors:

A pioneer and leader in China's carrier-neutral data center market with a strong brand recognition

        We are a pioneer and a market leader in China's carrier-neutral data center service industry. Our services have helped accelerate the digital transformation of enterprise customers. We are one of the first carrier-neutral data center services providers in China with infrastructure interconnected with various networks, which could connect and share data traffic to help scale the rapid growth of the early internet in China. We are the first Chinese carrier-neutral data center services provider that completed an overseas listing in 2011. Based on our partnership with Microsoft to introduce Azure and Office 365 in China in 2013, we are the first carrier-neutral data center services provider to offer global cloud services in China. We believe we are a pioneer in adopting cutting-edge technologies to meet enterprises' evolving demands. For example, we are one of the first carrier-neutral data center services providers that started to provide VPN, bare metal cloud and hybrid IT services in China.

        In China's highly competitive and fragmented carrier-neutral data center market, we have achieved a 10.6% market share and are the second largest data center services provider in terms of revenues in 2019, according to Frost & Sullivan. We have established a strong brand and reputation for advanced data center infrastructure and high quality services, as evidenced by the numerous awards and recognitions we have received, including the "2019 Best IDC Services Provider" award granted by CTDC Summit in 2019 and the "China's Top 100 Internet Companies" award granted by the Internet Society of China and the MIIT in 2018. As a market leader in China's carrier-neutral data center services industry, we believe we are able to leverage our scale and reputation to effectively lower our customer acquisition costs and better serve our customers.

Premium data centers located strategically in major internet hubs

        We have one of the largest carrier-neutral data center networks in China with 30 self-built data centers and 53 partnered data centers housing an aggregate of 44,050 cabinets as of June 30, 2020. Our data centers are concentrated in tier-1 and their surrounding cities, which have favorable supply-demand dynamics, owing to dense internet traffic, scarce resources and high demand for data center facilities. As of June 30, 2020, we had approximately 40,200 cabinets in 30 self-built data centers, consisting of approximately 17,800 cabinets in Beijing, 9,800 cabinets in Shanghai and Hangzhou, 5,700 cabinets in the Great Bay Area, 3,400 cabinets in satellite cities of these regions, and 3,500 cabinets in other regions, including Xi'an and Chengdu. We believe that we have benefited from early mover advantage and formed a barrier to entry as it is difficult for competitors to secure new sites in tier-1 cities and to replicate nationwide coverage like ours within a short period of time.

        We distinguish ourselves by our superior interconnectivity enabled by our large number of data centers and connection to extensive data transmission networks. As a carrier-neutral and cloud-neutral data center services provider, our infrastructure is interconnected with the networks operated by all of

China's telecommunications carriers, major non-carriers and local internet services providers, or ISPs. The interconnectivity of our infrastructure enables each of our data centers to function as a network access point for our customers' data traffic. In addition, our proprietary smart routing technology allows us to automatically select an optimal route to direct our customers' data traffic to ensure fast and reliable data transmission. This advanced interconnectivity within and beyond our network provides an effective solution to address our customers' needs for reliable internet infrastructure and interconnectivity in China.

Differentiated business model with a comprehensive service offering

        We have been able to adapt our growth strategies to the evolving development of China's data center services industry and maintained our leadership in the market by identifying emerging market opportunities and continually expanding and upgrading our services. In 2018, we introduced our "dual-core" strategy with the aim of addressing the needs of both the retail and wholesale segments. With this strategy, we continue to strengthen our leading position in the retail data center services market segment by offering different levels of tailored server administration services that are scalable to meet our customers' needs. In addition to data centers' colocation services, we offer a comprehensive suite of solutions, including interconnectivity services, such as Border Gateway Protocol network, direct line connection, bare metal services, multi-cloud management, business continuity and disaster recovery services, as well as value-added services, including VPN, SD-WAN and Microsoft public cloud services.

        We have been growing our wholesale data center services, targeting both traditional wholesale colocation customers and hyperscale customers, such as internet giants and large cloud services providers. We have achieved considerable progress since we launched our wholesale data center services business. In October and December 2019, we signed two memoranda of understanding with Alibaba to construct and deploy Alibaba's data center facilities in Eastern China. We delivered the first phase of this project in the first half of 2020 and expect to deliver the second phase by the end of 2021. As of June 30, 2020, the total capacity commitment from our wholesale customers reached 130 megawatts.

Large, diversified and loyal customer base

        Delivering on our differentiated value proposition and best-in-class customer service, we have built and maintained a large base of diversified and long-term customers over the years. According to Frost & Sullivan, we had the largest customer base among carrier-neutral data center services providers with approximately 1,200 customers for managed hosting services as of December 31, 2019. As of June 30, 2020, we had over 6,000 enterprise customers, of which approximately 1,300 customers are using our managed hosting services. Our customer base includes Asia's most prominent internet and technology companies.

        We enjoy long-standing relationships with our customers and have high customer retention, as evidenced by our low average monthly hosting churn rate for managed hosting services, which was 0.3%, 0.5% and 0.4% in 2018, 2019 and for the six months ended June 30, 2020, respectively. Our loyal customer base has enabled us to achieve sustainable business growth with our recurring revenue model, which provides us with significant visibility into future financial performance. In 2018, 2019 and the six months ended June 30, 2020, our recurring revenues were consistently over 90% of our net revenues. Our monthly recurring revenues per cabinet were RMB8,258, RMB8,747 and RMB8,853 (US$1,253) in 2018 and 2019 and for the six months ended June 30, 2020, respectively.

        Our experience in serving market leaders in different sectors provides us with industry knowledge, operational expertise and credibility that we can leverage on to cross-sell additional services to our existing customers and attract new customers.

In-depth industry expertise with strong research and development capabilities

        Leveraging on the deep experience accumulated over an operating history of more than two decades in the data center services industry, we have developed a number of innovative solutions for the operation and maintenance of data centers.

        Since the inception of our business, we have continually focused on the adoption of new technologies in designing, constructing and operating data centers with reliability, efficiency and resiliency. We have developed many proprietary technologies in the areas of energy saving, data center design, facility maintenance and operations, as well as network operation and maintenance management. We are able to provide service-level agreement for 99.99% uptime for power and 99.9% uptime for network connectivity for our self-built data centers, demonstrating high reliability, availability, security and manageability.

        We believe our focus on research and development is key to supporting our growth in both our mature and emerging businesses. We have cultivated an innovation-focused corporate culture and are committed to enhancing our technological capabilities and expanding our service offerings through in-house research and development. As of June 30, 2020, we had an experienced team of 172 professional engineers, many of whom have more than ten years of relevant industry experience. We have also been promoting research and development training for our professional engineers. Our research and development efforts have resulted in 73 patents, 41 patent applications and 148 copyright registrations as of June 30, 2020.

Visionary management team with a strong track record of execution

        We have an innovative and entrepreneurial management team. Our founder and executive chairman, Mr. Sheng Chen, has been instrumental to the development and success of our business. With more than 20 years of experience in the internet and telecommunication industry in China, Mr. Chen provides vision, overall management and strategic decision-making relating to marketing, investment planning and corporate development of our company. Our senior management team has extensive experience in relevant industries and brings a strong track record of execution. Our chief executive officer, Mr. Shiqi Wang, is an industry veteran with rich experience and proven capabilities for pursuing and executing new business initiatives. Ms. Sharon Xiao Liu, our chief financial officer, has strong expertise and execution capability in the fields of corporate development and corporate finance. Mr. Samuel Shen, the executive chairman of our retail data center business group has extensive experience in the fields of cloud, edge computing, big data, and AI services. Mr. Shen served as President for JD Cloud and held several senior positions at Microsoft. Under the leadership of our tech-savvy management team, we have created industry-leading solutions, and continue to drive innovation in our industry by identifying new business opportunities, exploring new business models, and developing new solutions and services.

Our Strategies

        We intend to pursue the following strategies:

Accelerate capacity roll-out

        We plan to further increase our core data center capacity and backbone interconnection in key markets, to meet the growing demand for carrier- and cloud-neutral data center solutions. We will continue to invest and increase our capacity through new self-built data centers, as well as expand the capacity of our existing data centers. In addition, we may also prudently pursue acquisitions or investments to secure data center locations in key markets. We plan to continue to partner with telecommunication carries and internet service providers and integrate connection points to expand our backbone coverage via software-defined fabric, aiming to provide customers with high performance, reliability, redundancy and low latency network services.

Continue to invest in our "dual-core" strategy

        To further implement our "dual-core" strategy, we plan to continue catering our services offerings to meet the demands of both retail and wholesale data center services markets. We will further strengthen our leading position in the retail data center services market by expanding our value-added services for customers and further enhancing interconnection within our data centers. For wholesale data center services, we plan to acquire new customers targeting internet giants, cloud services providers and certain industry verticals, such as the financial services sector. We will strengthen our capabilities in data center design, construction and delivery to meet their customized requirements.

Retain and deepen existing customer relationships and attract new customers

        We intend to strengthen and deepen our relationships with existing customers of our retail data center business and enhance their stickiness to our platform. To further develop our wholesale data center business, we plan to continue to leverage our industry expertise to secure opportunities from large wholesale and hyperscale customers and to provide fast delivery of customized data centers and solutions that address their needs. Additionally, leveraging our large customer base, high retention subscription model and scalable multi-cloud fabric, we plan enhance our sales and marketing efforts to attract industry-leading partners to join our ecosystem and tap into the opportunities arising from these customers' digital transformation.

Continue to promote value-added services

        We intend to further expand our value-added services to provide one-stop full-stack data center solutions for customers. We intend to continue growing our public cloud management services. In addition, by leveraging on our partnership with various cloud services providers, we plan to expand and deepen our interconnectivity products and our private and hybrid cloud management turn-key solutions to capture the rapidly growing demand for such services in order to become a leading cloud computing infrastructure services provider in China. We also plan to expand our enterprise interconnection service offerings from VPN to a full spectrum of SD-WAN offerings to capture additional opportunities in that market.

Continue to invest in technology

        We are committed to technological innovation. We will continue to enhance our overall technology and solution offerings to better serve our customers and increase the overall efficiency of our operations. We believe that the increasing focus by our customers on AI, big data, IoT and industrial digitalization provides opportunities for us to cater to our customer's demands for services that complement our core hosting services. To achieve our goals and widen our technology advantage, we intend to continue to invest in engineering talent by competitive recruiting and retaining measures, as well as proactively offering them training and career development opportunities.

 CERTAIN FINANCIAL AND OPERATING DATA

Financial Data

        The following selected consolidated statements of operations data for the years ended December 31, 2017, 2018 and 2019, selected consolidated balance sheet data as of December 31, 2018 and 2019 and selected consolidated cash flow data for the years ended December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended December 31, 2019. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

        The consolidated statements of comprehensive loss data and cash flow data presented below for the six months ended June 30, 2019 and 2020 and the consolidated balance sheets data as of June 30, 2020 have been derived from our unaudited interim condensed consolidated financial statements for the six months ended June 30, 2019 and 2020 and as of June 30, 2020, included as Exhibit 99.1 of our report on Form 6-K furnished to the SEC on August 24, 2020. The unaudited interim financial information has been prepared on the same basis as our audited consolidated financial data and includes all adjustments, consisting only of normal and recurring adjustments that we consider necessary for a fair statement of our financial position and results of operations for the periods presented.

        You should read the following information in conjunction with our annual report on Form 20-F for the fiscal year ended December 31, 2019, including the audited consolidated financial statements included therein, and the other financial information, included elsewhere in. Our historical results do not necessarily indicate results expected for any future periods, and the results of operations for the six months ended June 30, 2020 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2020.

        Unless otherwise noted, all translations from Renminbi to U.S. dollars in this Exhibit are made at the rate as of the end of the applicable period, that is, RMB7.0651 to US$1.00, the rate in effect as of June 30, 2020.

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2017	2018	2019	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for number of shares and per share data)
				(unaudited)	(unaudited)
Consolidated Statement of Operations Data:
Net Revenues:
Hosting and related services	2,975,178	3,401,037	3,788,967	1,759,879	2,234,858	316,324
Managed network services	417,527	—	—	—	—	—

Total net revenues	3,392,705	3,401,037	3,788,967	1,759,879	2,234,858	316,324
Cost of revenues(1)(2)	(2,634,295)	(2,456,166)	(2,849,518)	(1,290,856)	(1,728,415)	(244,641)

Gross profit	758,410	944,871	939,449	469,023	506,443	71,683
Operating expenses:
Sales and marketing expenses(1)	(256,682)	(172,176)	(206,309)	(90,722)	(100,362)	(14,205)
Research and development expenses(1)	(149,143)	(92,109)	(88,792)	(41,354)	(44,649)	(6,320)
General and administrative expenses(1)	(519,950)	(462,637)	(415,277)	(223,137)	(244,696)	(34,634)
(Allowance)/reversal for doubtful debt	(37,427)	598	(1,557)	(479)	(1,183)	(167)
Changes in the fair value of contingent purchase consideration payable	(937)	13,905	—	—	—	—
Impairment(3)	(1,168,248)	—	(52,142)	—	—	—
Other operating income	5,439	5,027	6,862	—	—	—

Operating (loss) profit	(1,368,538)	237,479	182,234	113,331	115,553	16,357
Interest income	32,925	45,186	54,607	24,240	21,095	2,986
Interest expense	(185,313)	(236,066)	(345,955)	(160,644)	(205,000)	(29,016)
Impairment of long-term investment	(20,258)	—	—	—	—	—
Gain on disposal of subsidiaries	497,036	4,843	—	—	—	—
Other income	16,764	58,033	36,380	12,033	9,056	1,282
Other expenses	(17,060)	(4,103)	(5,632)	(4,235)	(23,991)	(3,396)
Change in the fair value of convertible promissory notes	—	—	—	—	(1,612,054)	(228,171)
Foreign exchange loss	(17,153)	(81,055)	(27,995)	(10,315)	(41,472)	(5,870)
Loss on debt extinguishment	—	—	(18,895)	(17,804)	—	—
(Loss) profit before income taxes and gain (loss) from equity method investments	(1,061,597)	24,317	(125,256)	(43,394)	(1,736,813)	(245,828)
Income tax benefits (expenses)	90,170	(24,411)	(5,437)	(20,084)	(42,896)	(6,072)
Gain (loss) from equity method investments	53,783	(186,642)	(50,553)	(29,215)	(6,590)	(933)

Net loss	(917,644)	(186,736)	(181,246)	(92,693)	(1,786,299)	(252,833)
Net loss (income) attributable to non-controlling interest	144,914	(18,329)	(1,046)	(3,727)	(4,814)	(681)

Deemed distribution to Series A perpetual convertible preferred shareholders	—	—	—	—	(470,643)	(66,615)
Net loss attributable to the Company's ordinary shareholders(4)	(772,730)	(205,065)	(182,292)	(96,420)	(2,261,756)	(320,129)

Loss per share:
Basic	(1.36)	(0.30)	(0.27)	(0.14)	(3.42)	(0.48)

Diluted	(1.36)	(0.30)	(0.27)	(0.14)	(3.42)	(0.48)

Loss per ADS:
Basic	(8.16)	(1.80)	(1.62)	(0.84)	(20.52)	(2.88)

Diluted	(8.16)	(1.80)	(1.62)	(0.84)	(20.52)	(2.88)

Shares used in loss per share computation:
Basic	672,836,226	674,732,130	668,833,756	677,689,041	660,543,890	660,543,890
Diluted	672,836,226	674,732,130	668,833,756	677,689,041	660,543,890	660,543,890

(1)
Share-based compensation was included in the related operating expense categories as follows:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2017	2018	2019	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
				(unaudited)	(unaudited)
Allocation of share-based compensation expenses:
Cost of revenues	(277)	2,668	1,884	933	1,029	145
Sales and marketing expenses	(681)	2,139	354	266	1,791	253
Research and development expenses	142	1,385	1,177	650	85	13
General and administrative expenses	47,945	53,346	40,501	22,181	28,757	4,070

Total share-based compensation expenses	47,129	59,538	43,916	24,030	31,662	4,481

(2)
The table below sets forth the breakdown of our cost of revenues:

	For the Year Ended December 31,						For the Six Months Ended June 30,
	2017		2018		2019		2019		2020
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Cost of revenues:
Telecommunications costs	1,533,615	45.2	1,332,280	39.2	1,570,825	41.5	669,621	38.0	1,004,730	142,210	45.0
Others	1,100,680	32.4	1,123,886	33.0	1,278,693	33.7	621,235	35.3	723,685	102,431	32.3
Total cost of revenues	2,634,295	77.6	2,456,166	72.2	2,849,518	75.2	1,290,856	73.3	1,728,415	244,641	77.3

(3)
Impairment consisted of (i) impairment of long-lived assets, (ii) impairment of goodwill, and (iii) impairment of receivables from equity investees. Impairment of long-lived assets was RMB401.8 million in 2017 and we did not incur any impairment of long-lived assets in 2018, 2019 and the six months ended June 30, 2020. Impairment of goodwill was RMB766.4 million in 2017 and we did not incur any impairment of goodwill in 2018, 2019 and the six months ended June 30, 2020. Impairment of receivables from equity investees was RMB52.1 million in 2019 and we did not incur any impairment of receivables from equity investees in 2017, 2018 and the six months ended June 30, 2020.

(4)
Net loss attributable to the Company's ordinary shareholders accounted for (22.8)%, (6.0)%, (4.8)%, (5.5)% and (101.2)% of our net revenues in 2017, 2018, 2019, and for the six months ended June 30, 2019 and 2020, respectively.

        The following table presents our summary consolidated balance sheet data as of the dates indicated.

	As of December 31,			As of June 30,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in thousands)
				(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	1,949,631	2,358,556	1,808,483	4,325,324	612,210
Restricted cash (current asset)	242,494	265,214	478,873	427,415	60,497
Short-term investments	548,890	245,014	363,856	157,546	22,299
Accounts and notes receivable, net	455,811	524,305	657,158	958,133	135,615
Total current assets	4,245,542	4,678,109	5,228,184	7,724,564	1,093,340
Restricted cash (non-current asset)	3,344	37,251	69,821	69,628	9,855
Total assets	9,908,161	11,150,717	14,273,706	17,905,058	2,534,295
Total current liabilities	1,764,184	2,191,210	4,469,021	5,286,654	748,275
Total liabilities	4,707,157	5,787,533	9,042,078	13,369,166	1,892,280
Total shareholders' equity	5,201,004	5,363,184	5,231,628	4,535,892	642,015

        The following table presents our summary consolidated cash flow data for the periods indicated.

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2017	2018	2019	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)			(unaudited)	(unaudited)	(unaudited)
Net cash generated from operating activities	487,202	704,966	802,922	159,547	220,441	31,204
Net cash used in investing activities	(833,307)	(304,846)	(1,611,983)	(446,536)	(662,689)	(93,800)
Net cash (used in) generated from financing activities	(612,651)	(19,901)	461,557	689,470	2,882,860	408,041

Effect on foreign exchange rate changes on cash and cash equivalents and restricted cash	(140,298)	85,333	43,660	21,898	24,578	3,480
Net (decrease) increase in cash and cash equivalents and restricted cash	(1,099,054)	465,552	(303,844)	424,379	2,465,190	348,925
Cash and cash equivalents and restricted cash at beginning of the period	3,294,523	2,195,469	2,661,021	2,661,021	2,357,177	333,637

Cash and cash equivalents and restricted cash at end of the period	2,195,469	2,661,021	2,357,177	3,085,400	4,822,367	682,562

Non-GAAP Measures

        In evaluating our business, we consider and use the following non-GAAP measures as supplemental measures to review and assess our operating performance:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2017	2018	2019	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except percentages)
Non-GAAP Consolidated Financial Data
Adjusted cash gross profit(1)	1,318,096	1,512,640	1,633,097	810,479	884,679	125,218
Adjusted cash gross margin(2)	38.9%	44.5%	43.1%	46.1%	39.6%	39.6%
Adjusted operating expenses(3)	(910,357)	(664,427)	(663,041)	(332,595)	(360,257)	(50,990)
Adjusted EBITDA(4)	514,878	917,718	1,050,497	514,195	565,803	80,085
Adjusted EBITDA margin(5)	15.2%	27.0%	27.7%	29.2%	25.3%	25.3%

(1)
Adjusted cash gross profit is defined as gross profit plus depreciation and amortization and share-based compensation expenses.

(2)
Adjusted cash gross margin is defined as adjusted cash gross profit as a percentage of net revenues.

(3)
Adjusted operating expenses is defined as operating expenses plus share-based compensation expenses, changes in the fair value of contingent purchase consideration payables, impairment of receivables from equity investees, impairment of long-lived assets and goodwill impairment.

(4)
Adjusted EBITDA is defined as operating profit plus depreciation and amortization, share-based compensation expenses, changes in the fair value of contingent purchase consideration payables, impairment of receivables from equity investees, impairment of long-lived assets and goodwill impairment.

(5)
Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of net revenues.

        To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use adjusted cash gross profit, adjusted cash gross margin, adjusted operating expenses, adjusted EBITDA, adjusted EBITDA margin as additional non-GAAP financial measures, to evaluate our operating performance. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of our current financial performance and prospects for the future.

        The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

        The following table reconciles adjusted cash gross profit for the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is gross profit:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2017	2018	2019	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except percentages)
Gross profit	758,410	944,871	939,449	469,023	506,443	71,683
Plus: depreciation and amortization	559,963	565,101	691,764	340,523	377,207	53,390
Plus: share-based compensation expenses	(277)	2,668	1,884	933	1,029	145
Adjusted cash gross profit	1,318,096	1,512,640	1,633,097	810,479	884,679	125,218

Adjusted cash gross margin	38.9%	44.5%	43.1%	46.1%	39.6%	39.6%

        The following table reconciles adjusted operating expenses for the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is operating expenses:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2017	2018	2019	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Operating expenses	(2,126,948)	(707,392)	(757,215)	(355,692)	(390,890)	(55,326)
Plus: share-based compensation expenses	47,406	56,870	42,032	23,097	30,633	4,336
Plus: changes in the fair value of contingent purchase consideration payables	937	(13,905)	—	—	—	—
Plus: impairment of long-lived assets	401,808	—	—	—	—	—
Plus: Goodwill impairment	766,440	—	—	—	—	—
Plus: impairment of receivables from equity investees	—	—	52,142	—	—	—
Adjusted operating expenses	(910,357)	(664,427)	(663,041)	(332,595)	(360,257)	(50,990)

        The following table reconciles our adjusted EBITDA for the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is operating (loss) profit:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2017	2018	2019	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except percentages)
Operating (loss) profit	(1,368,538)	237,479	182,234	113,331	115,553	16,357
Plus: depreciation and amortization	667,102	634,606	772,205	376,834	418,588	59,247
Plus: share-based compensation expenses	47,129	59,538	43,916	24,030	31,662	4,481
Plus: changes in the fair value of contingent purchase consideration payables	937	(13,905)	—	—	—	—
Plus: impairment of long-lived assets	401,808	—	—	—	—	—
Plus: Goodwill impairment	766,440	—	—	—	—	—
Plus: impairment of receivables from equity investees	—	—	52,142	—	—	—
Adjusted EBITDA	514,878	917,718	1,050,497	514,195	565,803	80,085

Adjusted EBITDA margin	15.2%	27.0%	27.7%	29.2%	25.3%	25.3%

Results of Operations

        Set forth below is a discussion of our unaudited consolidated statements of operations data for the six months ended June 30, 2019 and 2020.

Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019

Net Revenues

        Our net revenues increased by 27.0% from RMB1,759.9 million for the six months ended June 30, 2019 to RMB2,234.9 million (US$316.3 million) for the six months ended June 30, 2020, primarily due to (i) the increase in the total number of billable cabinets and the amount of monthly recurring revenue per cabinet under our management, which was attributable to growing customer demand, and (ii) the growth in demand for our cloud and VPN services. The number of cabinets under our management increased by 41.6% from 31,111 as of June 30, 2019 to 44,050 as of June 30, 2020.

Cost of Revenues

        Our cost of revenues increased by 33.9% from RMB1,290.9 million for the six months ended June 30, 2019 to RMB1,728.4 million (US$244.6 million) for the six months ended June 30, 2020, primarily due to increases in our telecommunication, utility and depreciation costs attributable to the delivery of additional cabinet capacity and increased customers demand for our cloud and VPN services.

Gross Profit

        As a result of the foregoing, our gross profit increased by 8.0% from RMB469.0 million for the six months ended June 30, 2019 to RMB506.4 million (US$71.7 million) for the six months ended June 30, 2020. Our gross margin decreased from 26.7% for the six months ended June 30, 2019 to 22.7% for the six months ended June 30, 2020, primarily due to the delivery of additional cabinets which usually have lower utilization and incur depreciation and maintenance costs during the ramp-up period.

Operating Expenses

        Our operating expenses increased by 9.9% from RMB355.7 million for the six months ended June 30, 2019 to RMB390.9 million (US$55.3 million) for the six months ended June 30, 2020. Our operating expenses as a percentage of net revenues decreased from 20.2% for the six months ended June 30, 2019 to 17.5% for the six months ended June 30, 2020, primarily due to the implementation of our initiatives to enhance operational efficiency.

        Sales and Marketing Expenses.    Our sales and marketing expenses increased by 10.6% from RMB90.7 million for the six months ended June 30, 2019 to RMB100.4 million (US$14.2 million) for the six months ended June 30, 2020, primarily due to our sales and marketing efforts to grow our customer base, strengthen our relationships with large-scale customers, and further expand our value-added services. As a percentage of net revenues, our sales and marketing expenses decreased from 5.2% for the six months ended June 30, 2019 to 4.5% for the six months ended June 30, 2020.

        Research and Development Expenses.    Our research and development expenses increased by 8.0% from RMB41.4 million for the six months ended June 30, 2019 to RMB44.6 million (US$6.3 million) for the six months ended June 30, 2020, primarily due to our increased investments to strengthen our research and development capabilities. As a percentage of net revenues, our research and development expenses decreased slightly from 2.3% for the six months ended June 30, 2019 to 2.0% for the six months ended June 30, 2020.

        General and Administrative Expenses.    Our general and administrative expenses increased by 9.7% from RMB223.1 million for the six months ended June 30, 2019 to RMB244.7 million (US$34.6 million) for the six months ended June 30, 2020, primarily due to the overall growth of our business. As a percentage of net revenues, our general and administrative expenses decreased from 12.7% for the six months ended June 30, 2019 to 10.9% for the six months ended June 30, 2020.

        Allowance for doubtful debt.    Our allowance for doubtful debt increased from RMB0.5 million for the six months ended June 30, 2019 to RMB1.2 million (US$0.2 million) for the six months ended June 30, 2020.

Interest Income

        Our interest income decreased by 13.0% from RMB24.2 million for the six months ended June 30, 2019 to RMB21.1 million (US$3.0 million) for the six months ended June 30, 2020, primarily due to our increased use of funds in various business projects.

Interest Expense

        Our interest expense increased by 27.6% from RMB160.6 million for the six months ended June 30, 2019 to RMB205.0 million (US$29.0 million) for the six months ended June 30, 2020, primarily due to interest expense recognized for the convertible promissory notes with an aggregate principal amount of US$200 million issued by us in the first half of 2020 and an increase in our bank borrowings in the first half of 2020.

Other Income

        Our other income decreased by 24.7% from RMB12.0 million for the six months ended June 30, 2019 to RMB9.1 million (US$1.3 million) for the six months ended June 30, 2020. Other income comprises miscellaneous non-operating income that we generate.

Other Expenses

        Our other expenses increased from RMB4.2 million for the six months ended June 30, 2019 to RMB24.0 million (US$3.4 million) for the six months ended June 30, 2020, primarily due to expenses of RMB18.9 million (US$2.7 million) recognized for issuing the convertible promissory notes for the six months ended June 30, 2020.

Changes in the Fair Value of Convertible Promissory Notes

        We have recorded changes in the fair value of convertible promissory notes of RMB1,612.1 million (US$228.2 million) for the six months ended June 30, 2020, which represent unrealized loss caused by changes in market price of our ADSs.

Loss on Debt Extinguishment

        We did not record any loss or profit on debt extinguishment for the six months ended June 30, 2020, compared to RMB17.8 million for the six months ended June 30, 2019.

Foreign Exchange Loss

        We had a foreign exchange loss of RMB41.5 million (US$5.9 million) for the six months ended June 30, 2020, which represents unrealized loss caused by the appreciation of the U.S. dollar against the Renminbi.

Income Tax Expenses

        We recorded income tax expenses in the amount of RMB42.9 million (US$6.1 million) for the six months ended June 30, 2020, compared with income tax expenses of RMB20.1 million for the six months ended June 30, 2019.

Net Loss

        As a result of the foregoing, we recorded a net loss of RMB1,786.3 million (US$252.8 million) for the six months ended June 30, 2020, as compared to a net loss of RMB92.7 million for the six months ended June 30, 2019.

Liquidity and Capital Resources

        Our primary sources of liquidity have been cash flows from short-term and long-term borrowings, including bank borrowings, and the issuances of convertible debt securities and convertible preferred shares in private placements, which have historically been sufficient to meet our working capital and substantially all of our capital expenditure requirements. As of June 30, 2020, we had RMB4,325.3 million (US$612.2 million) in cash and cash equivalents, RMB427.4 million (US$60.5 million) in restricted cash, RMB69.6 million (US$9.9 million) in non-current portion of restricted cash and RMB157.5 million (US$22.3 million) in short-term investments. In addition, as of June 30, 2020, total borrowings amounted to RMB743.3 million (US$105.2 million), consisting of (i) short-term bank borrowings of RMB238.5 million (US$33.8 million), (ii) current portion of long-term bank borrowings of RMB44.5 million (US$6.3 million) and (iii) long-term borrowings of RMB460.3 million (US$65.2 million). As of the same date, we had bonds payable of RMB3,027.5 million (US$428.5 million) and convertible promissory notes of RMB3,038.9 million (US$430.1 million).

        The following table sets forth a summary of our cash flows for the periods indicated.

	For the Six Months Ended June 30,
	2019	2020
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Net cash generated from operating activities	159,547	220,441	31,204
Net cash used in investing activities	(446,536)	(662,689)	(93,800)
Net cash generated from financing activities	689,470	2,882,860	408,041

Effect on foreign exchange rate changes on cash and cash equivalents and restricted cash	21,898	24,578	3,480
Net increase in cash and cash equivalents and restricted cash	424,379	2,465,190	348,925
Cash and cash equivalents and restricted cash at beginning of the period	2,661,021	2,357,177	333,637

Cash and cash equivalents and restricted cash at end of the period	3,085,400	4,822,367	682,562

        Net cash generated from operating activities was RMB220.4 million (US$31.2 million) for the six months ended June 30, 2020, compared to net cash generated from operating activities of RMB159.5 million for the six months ended June 30, 2019.

        Net cash generated from operating activities for the six months ended June 30, 2020 primarily resulted from a net loss of RMB1,786.3 million (US$252.8 million), positively adjusted for certain items such as (i) changes in the fair value of convertible promissory notes of RMB1,612.1 million (US$228.2 million), (ii) depreciation and amortization of RMB418.6 million (US$59.2 million), (iii) an increase in accrued expenses and other payables of RMB139.2 million (US$19.7 million), and (iv) an increase in advances from customers of RMB119.0 million (US$16.8 million), which were partially offset by certain item such as an increase in accounts and notes receivable of RMB281.3 million (US$39.8 million) and prepaid expenses and other current assets of RMB134.9 million (US$19.1 million).

        Net cash used in investing activities for the six months ended June 30, 2020 was primarily due to purchases of property and equipment of RMB914.3 million (US$129.4 million), which was partially offset by proceeds received from maturity of short-term investments of RMB246.6 million (US$34.9 million).

        Net cash generated from financing activities for the six months ended June 30, 2020 was primarily due to the proceeds we received from our issuances of convertible promissory notes and Series A perpetual convertible preferred shares.

Capital Expenditures

        We had capital expenditures relating to the addition of property and equipment of RMB396.0 million, RMB435.2 million, RMB1,248.8 million in 2017, 2018 and 2019, respectively, and RMB342.0 million and RMB914.3 million (US$129.4 million) for the six months ended June 30, 2019 and 2020, respectively, representing 11.8%, 12.8%, 33.0%, 19.4% and 40.9%, respectively, of our total net revenues. Our capital expenditures were primarily incurred for building data centers, purchasing network equipment, servers and other equipment. Our capital expenditures have been primarily funded by cash generated from our operations and net cash provided by financing activities. We estimate that our data center capital expenditures in 2020 will be within the range of RMB3.0 billion to RMB3.4 billion, which will primarily be used to build, or pursue acquisitions of, data centers, purchase network equipment, servers and other equipment to expand our business. We expect our data center capacity to increase by an aggregate amount of approximately 17,000 cabinets during the year of 2020, through both organic growth and strategic acquisitions. We may incur additional capital expenditure for real property purchase, data center construction and network capacity expansion if our actual development is beyond our current plan. We plan to fund the balance of our capital expenditure requirements for 2020 with cash from the proceeds from our operations, securities offerings, operations and additional bank borrowings, if available.

Key Performance Indicators

        Our net revenue and results of operations are largely determined by cabinet capacity under management and the utilization rate of cabinets. The following table sets forth our key performance indicators in 2017, 2018, 2019 and for the six months ended June 30, 2019 and 2020.

	As of or for the Year Ended December 31,			As of or for the Six Months Ended June 30,
	2017	2018	2019	2019	2020
Number of cabinets under management	29,080	30,654	36,291	31,111	44,050
In self-built data centers	23,823	25,711	32,047	26,196	40,157
In partnered data centers	5,257	4,943	4,244	4,915	3,893
Average cabinet utilization rate(1)	75.3%	70.6%	66.0%	66.1%	60.9%
Average monthly recurring revenues per cabinet (RMB)(2)	7,678	8,258	8,747	8,725	8,853

(1)
We calculate the average cabinet utilization rate in a given period by dividing the sum of the number of billable cabinets as of the end of each month during the period by the sum of the number of cabinet capacity as of the end of each month during the same period.

(2)
Refers to monthly recurring revenue per cabinet for our retail data center services. We calculate the monthly recurring revenues per cabinet by dividing revenues generated from our managed hosting services recognized on a recurring basis each month by the number of cabinets under management as of the end of that month. The average monthly recurring revenues per cabinet for a given period is calculated by dividing the sum of recurring revenues for each month during the period by the sum of the number of billable cabinets as of the end of each month during the same period.

        For the six months ended June 30, 2020, the average cabinet utilization rate for the cabinets built prior to 2019 reached 73.0%. The overall average cabinet utilization rate for the six months ended June 30, 2020 was 60.9%, primarily reflecting the fact that a substantial portion of the newly-added cabinet capacity in 2019 was delivered in the second half of 2019 and we continued to increase our cabinet capacity in the first half of 2020. These newly-added cabinets are still in their ramp-up stage.

 RISK FACTORS

We have a history of net loss and we are uncertain about our future profitability.

        We have incurred net loss of RMB917.6 million, RMB186.7 million, RMB181.2 million and RMB1,786.3 million (US$252.8 million) in 2017, 2018, 2019 and for the six months ended June 30, 2020, respectively. We cannot assure you that we will be able to generate net profits in the future. Our net loss has resulted primarily from our cost of revenues and investments made to grow our business, such as, in telecommunication costs research and development efforts and sales and marketing efforts. We expect our costs and expenses to increase in absolute amounts as we continue to grow our business. Moreover, we intend to continue to invest in the foreseeable future in expanding our data center infrastructure, improving our technologies, hiring qualified research and development personnel and offering additional solutions and products, which is expected to cause our cost of revenues, sales and marketing expenses and research and development expenses to continually increase. We also plan to invest in sales, marketing and branding efforts. These efforts may be more costly than we expect and our revenues may not increase sufficiently to offset the expenses, which may result in increased operating and net loss in the short term with no assurance that we will eventually achieve our intended long-term benefits or profitability.

We may not be able to successfully implement our growth strategies.

        We have been providing retail data center services to customers by offering them colocation, interconnectivity and other value-added services with standardized cabinets since our inception. In 2018, we developed our "dual-core" growth strategy to expand into wholesale data center services to construct and develop hyperscale data center sites for large-scale technology companies based on their customized standards. The wholesale data center services market has different competitive landscape, consumer preference and spending patterns from the retail data center services market. We may need to build brand recognition in this market through further investments in sales and promotional activities than we originally planned. Our ability to attract customers of wholesale services will depend on a variety of factors, including our capabilities in data center design, construction and delivery, data centers' operating reliability and security, as well as our management and maintenance services. Our inability to develop, provide or effectively execute any of these factors may hinder the implementation of this new growth strategy and adversely affect our business, financial condition and results of operations.

Delays in the construction of new data centers or the expansion of existing data centers could involve significant risks to our business.

        In order to meet customer demand in some of our existing and new markets, we need to expand existing data centers, lease new facilities or obtain suitable land to build new data centers. Expansion of existing data centers and/or construction of new data centers are currently underway, or being contemplated, in many of our markets. Such expansion and/or construction require us to carefully select and rely on the experience of one or more designers, general contractors, and subcontractors during the design and construction process. If a designer, general contractor, or significant subcontractor experiences financial or other problems during the design or construction process, we could experience significant delays and/or incur increased costs to complete the projects, resulting in negative impacts on our results of operations.

        Government policies and restrictions on the construction of new data centers or the expansion of existing data centers may also have a material impact on our business. For example, since January 2019, MIIT and other regulatory authorities encourage data centers to adhere to certain average levels of energy conservation and aim to reach several goals including, among others, maintaining the power usage effectiveness, or PUE, of newly constructed large and extra-large data centers at or below 1.4 from the year 2022 onwards. Some local governmental authorities also issued regulations and relevant implementation rules in order to control the construction and expansion of data centers. For example, on September 6, 2018, the General Office of the People's Government of Beijing Municipality issued a notice prohibiting new construction or expansion of data centers which are involved in providing internet data services or information processing and storage support services within certain areas of Beijing. Governmental authorities in Shanghai also announced similar guidance on January 2, 2019, which provides that the PUE of newly constructed internet data centers is required to be strictly controlled below 1.3, and the PUE of reconstructed internet data centers is required to be strictly controlled below 1.4. These regulatory developments and uncertainties regarding their implementation may adversely affect the expansion and/or construction progress of our data centers. While we endeavor to obtain the regulatory approvals for the development and operation of our data centers (including fixed asset investment project filings and conducting energy conservation examinations of our data center construction projects to meet the requirements under national and local laws and regulations), we cannot assure you that all of our data centers have met the requirements or that we have obtained or will obtain all relevant approvals, the lack of which could have an adverse effect on our business and expected growth.

        In addition, we need to work closely with the local power suppliers in the regions where we plan to expand existing data centers or construct new data centers. If we experience significant delays in the supply of power required to support the data center expansion or new construction, either during the design or construction phases, the progress of the data center expansion and/or construction could deviate from our original plans, which could have a material and negative effect on our revenue growth, profitability and results of operations.

Failure to maintain our partnership with Microsoft may have a material and adverse effect on our operations and strategic goals of the cloud service business.

        Through our strategic partnership with Microsoft, we started providing public cloud services in 2013 and hybrid cloud services in 2014. We are Microsoft's local partner of all of its four major cloud offerings: Microsoft Azure, Office 365, Dynamics 365 and Power Platform services. We rely on our partnership with Microsoft in order to operate critical functions of our cloud service business. Our revenue from cloud services consisted of incentive revenue from Microsoft upon completion of certain conditions and a fixed percentage amount based on gross sales price generated from cloud services provided to end customers. There can be no certainty that our partnership with Microsoft will not be changed or terminated. Any change in the partnership with Microsoft could cause delays in the delivery of our cloud service and possible losses in revenue, which could adversely affect our results of operations. In addition, alternative partners may not be available, or may not provide their products or services at similar of favorable prices. To the extent that we are unable to maintain our partnership with Microsoft, and if we have not yet established, or are unable to establish, partnerships with other cloud service providers, our operations, reputation and strategic goals of cloud service business would be adversely affected.

Our independent registered public accounting firm, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

        Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the People's Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors, like other independent registered public accounting firms operating in China, are currently not inspected by the PCAOB. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or CSRC, and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC, or the Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S. listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating that the PCAOB's inability to inspect audit work papers in China continues. On June 4, 2020, the U.S. President issued a memorandum ordering the President's Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S. On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this requirement by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies. On August 10, 2020, the SEC announced that SEC Chairman Jay Clayton had directed the SEC staff to prepare proposals in response to the PWG Report, and that the SEC was soliciting public comments and information with respect to these proposals.

        Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors' audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements, which may have a material adverse effect on our ADS price, and we could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time.

        As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China's, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges ("EQUITABLE") Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq Global Market of issuers included on the SEC's list for three consecutive years. On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies

Accountable Act, or the Kennedy Bill. If passed by the U.S. House of Representatives and signed by the U.S. President, the Kennedy Bill would amend the Sarbanes-Oxley Act of 2002 to direct the SEC to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded "over-the-counter" if the auditor of the registrant's financial statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs and Class A ordinary shares could be adversely affected, and we could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing the U.S. capital markets. If any such policies were to materialize, the resulting legislation, if it were to apply to us, would likely have a material adverse impact on our business and the price of our ADSs and Class A ordinary shares. Furthermore, a delisting of our ADSs would result in additional adverse effects on us, requiring repayment or redemption of, and causing other adverse consequences under, our outstanding shareholder instruments and debt securities.

The ongoing COVID-19 pandemic could materially and adversely affect our business, financial condition and results of operations.

        Beginning in early 2020, there was an outbreak of a novel strain of coronavirus, or COVID-19, in China. In response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining and otherwise treating individuals in China who are infected with COVID-19, asking residents to remain at home and to avoid gathering in public, and other actions. The COVID-19 pandemic has also resulted in temporary closure of many corporate offices, schools, retail stores and manufacturing facilities and factories across China. In response to the pandemic, we implemented remote working arrangements and suspended our offline customer acquisition activities and business travels to ensure the safety and health of our employees. All of these measures have affected general commercial activities in China and our operating activities.

        While the duration and severity of the spread of the COVID-19 pandemic are not predictable, the global spread of the COVID-19 pandemic in major countries of the world may result in global economic distress, and the extent to which it may affect our results of operations will depend on future developments of the COVID-19 pandemic, which are highly uncertain and difficult to predict. If the construction of new data centers or the expansion of existing data centers cannot be completed or delivered on time due to ongoing the COVID-19 pandemic, we might be unable to meet our customer demand in the existing and new markets as expected, which may adversely and materially affect our business, financial condition and results of operations. Any economic slowdown in China due to the outbreak of COVID-19 may have a negative impact on our capital expenditures, which may further result in insufficient funds for our future expansion or growth and decreases in our revenues, and our business, financial condition and results of operations may be adversely and materially affected. In addition, the business disruptions caused by the outbreak of COVID-19 might also adversely and materially affect our customers' business operations and financial conditions, especially for small- and medium-sized enterprises, and they might start to encounter cash flow or operating difficulties, which may reduce their demand for our services, increase the accounts receivable turnover days or even increase the default risks. All of these consequences would negatively affect our results of operations. Any prolonged disruption of our businesses or those of our customers or business partners could negatively impact our financial condition and results of operations.

We could be adversely affected by political tensions between the United States and China.

        The U.S. government has in the past issued export restrictions that effectively banned U.S. companies from selling products to ZTE Corporation. In 2018, the U.S. adopted new laws designed to address concerns about the export of emerging and foundational technologies to China. In May 2019, the U.S. government imposed a similar ban on sales of all products to Huawei. In addition, in May 2019, President Trump issued an executive order that invoked national emergency economic powers to implement a framework to regulate the acquisition or transfer of information communications technology in transactions that imposed undue national security risks.

        Political tensions between the United States and China have escalated due to, among other things, the COVID-19 outbreak, the PRC National People's Congress' passage of the Hong Kong National Security Law, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC, as well as the executive orders issued by U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with ByteDance Ltd., Tencent Holdings Ltd. and the respective subsidiaries of such companies. In August 2020, the U.S. government further tightened export controls on Huawei, including by confirming that the expired Temporary General License authorizing certain dealings with Huawei will not be renewed and restricting non-U.S. chipsets based on or using U.S. technology from being exported to Huawei. Rising political tensions could reduce levels of trade, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States. It is unclear if this proposed legislation would be enacted.

        Based on our current assessment of the situation, we do not believe that our business operations or financial performance will be materially and adversely affected by the above developments, though Huawei and Bytedance Ltd. are our current customers and they together contributed to less than 5% of our net revenues for 2019 and the six months ended June 30, 2020. However, we cannot assure you that, if the political tension between the United States and China intensifies and further regulations affecting our business or customers are passed, our business will not be materially and adversely affected.

Our Class A ordinary shares are equity securities and as such are subordinate to our existing and future indebtedness, the Series A perpetual convertible preferred shares and other preferred shares we may issue in the future.

        The Class A ordinary shares are our equity interests and do not constitute indebtedness. As such, the Class A ordinary shares will rank junior to all of our indebtedness and other non-equity claims on us with respect to assets available to satisfy claims against our company, including in a liquidation of our company. Additionally, holders of our Class A ordinary shares may be subject to prior dividend and liquidation rights of any holders of our preferred shares. Because the ADSs represent Class A ordinary shares, holders of ADSs will be subject to the same consequences.

        Our Class A ordinary shares will rank junior to our Series A perpetual convertible preferred shares, or the Preferred Shares, with respect to the amounts payable in the event of our liquidation, dissolution or winding-up of our affairs. The holders of our Preferred Shares shall be entitled to be paid out of the assets of our company available for distribution, before any distribution or payment out of the assets of our company shall be made to the holders of our ordinary shares, a liquidation preference equal to the greater of (i) the original issuance price of the Preferred Shares, or US$1,000 per share, plus any unpaid, accrued and accumulated dividends, and (ii) the aggregate value that such holders would have received had all holders of Preferred Shares, immediately prior to liquidation, converted all Preferred Shares then outstanding (together with any unpaid, accrued and accumulated dividends thereon) into our Class A ordinary shares or ADSs.

        Under our memorandum and articles of association, our board of directors is authorized to issue or allot additional classes of shares with or without preferred, deferred, qualified or other special rights or restrictions without any action on the part of the shareholders. The board of directors also has the power, without shareholder approval, to set the terms of any such classes of shares that may be issued, including voting rights, dividend rights, redemption rights, and preferences over our Class A ordinary shares (and hence over the rights of our ADSs) with respect to dividends or upon our dissolution, winding-up and liquidation and other terms. If we issue preferred shares in the future that have a preference over our ordinary shares with respect to the payment of dividends or upon our liquidation, dissolution, or winding up, or if we issue preferred shares with voting rights that are greater than the voting rights of our Class A ordinary shares (and hence dilute the voting power of our ADSs), the rights of holders of our ADSs or the market price of our ADSs could be adversely affected.

The market price of our ADSs has fluctuated and may continue to be volatile.

        The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may occur due to broad market and industry factors, such as the performance and fluctuation in the market prices or the underperformance or declining financial results of other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies' securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. The recent ongoing administrative proceedings brought by the SEC against five accounting firms in China, alleging that they refused to hand over documents to the SEC for ongoing investigations into certain China-based companies, occurs at a time when accounting scandals have eroded investor appetite for China-based companies. Any other negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of the Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the market price of our ADSs.

        The trading price of our ADSs has been volatile and has ranged from a low of US$6.31 to a high of US$30.44 between January 1, 2019 and July 31, 2020. The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

  •
  actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

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  changes in financial estimates or recommendations by securities analysts;

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  delays in the release of quarterly and annual results of operations or the filing of key documents and reports required to be filed under the U.S. securities laws;

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  conditions in the internet industry in China;

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  changes in the performance or market valuations of other companies that provide hosting and managed network services;

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  fluctuations of exchange rates between the Renminbi and the U.S. dollar or other foreign currencies;

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  announcements by us or our competitors of new products and service offerings, significant acquisitions, strategic partnerships, joint ventures or capital commitments;

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  detrimental negative publicity about us, our competitors or our industry;

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  negative short seller allegations against us;

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  additions or departures of executive officers;

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  sales or perceived potential sales of additional ordinary shares or ADSs;

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  litigation or administrative investigations; and

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  general economic or political conditions in China, as well as political tensions between the United States and China.

Our directors and employees may face claims and lawsuits as a result of their position in other companies, which may also harm our reputation.

        Our directors and employees may face additional exposure to claims and lawsuits as a result of their position in other public companies. For example, one of our directors, Mr. Sean Shao, an independent director and chairman of the audit committee of Jumei International Holding Limited, was named as a defendant in an ongoing securities class action lawsuit filed in the U.S. against Jumei International Holding Limited, a company formerly listed on the New York Stock Exchange, regarding an alleged omission and misrepresentation in that company's solicitation/recommendation statement filed with the SEC in connection with its privatization transaction. Mr. Shao was also an independent director and chairman of the audit committee of Luckin Coffee Inc. from May 2019 through July 2020 and was chairman of a special committee of the board which investigated accounting improprieties at Luckin Coffee Inc. during 2020. Luckin Coffee Inc. and its directors, including Mr. Shao, have been named as defendants in several lawsuits brought with respect to these accounting improprieties. The existence of litigation, claims, investigations and proceedings against our directors and employees, even if they do not involve our company, may harm our reputation and adversely affect the trading price of our ADSs and Class A ordinary shares.

Future sales of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

        In the future, we may issue additional ordinary shares or ADSs to raise capital, and our existing shareholders could sell substantial amounts of ADSs, including those issued upon the exercise of outstanding options, in the public market. We cannot predict the size of any future issuance of ordinary shares or ADSs or the effect that future sales of our ordinary shares or ADSs would have on the market price of our ADSs. Any future sales of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could cause the trading price of our ADSs to decline and impair our ability to raise capital through the sale of additional equity securities.

        We have adopted share incentive plans, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. In May 2020, we adopted the 2020 Share Incentive Plan, or 2020 Plan. We intend to register all Class A ordinary shares issuable under the 2020 Plan, and have registered the Class A ordinary shares issuable under our existing incentive plans. Once these Class A ordinary shares are registered, they can be freely sold in the public market in the form of ADSs.

        If a large number of our Class A ordinary shares or securities convertible into our Class A ordinary shares are sold in the public market in the form of ADSs, the sales could reduce the trading price of our ADSs and impede our ability to raise future capital.

        We may issue additional equity securities, including additional ordinary shares, preferred shares or other equity-linked securities, in subsequent private placements or public offerings. For instance, we may undertake a secondary listing of our Class A ordinary shares on the Hong Kong Stock Exchange, which may also involve a public offering of newly-issued shares to public investors. Any potential offering is subject to market conditions and regulatory approvals, including the approval of that stock exchange. The issuance of new equity could result in dilution of our existing shareholders.

A sale of our shares and/or ADSs by one of our major shareholders could have adverse consequences for us.

        One or more of our major shareholders may consider, from time to time and in their sole discretion, selling part or all of their shareholdings in us. Any such sale may be accomplished by open market transactions, either directly or through underwriters, through private sales or by block trades of all or substantially all of their position. Any such sale could result in significant downward pressure on the price of our ADSs. In addition, any sale of our shares and/or ADSs by a controlling shareholder could have further consequences, which could include, among other things: (i) potentially triggering a change of control under certain of our outstanding debt instruments or any future debt instruments we incur, which could, under certain circumstances, result in an obligation by the company to repurchase such debt instruments; (ii) potentially triggering a default or event of default under the company's current outstanding or future debt instruments; (iii) a potential negative impact on our credit ratings; and (iv) making us a more attractive takeover target due to having more widely dispersed voting control of the company. Any of these outcomes could have a significant, adverse impact on the company.

We may require additional capital to meet our future capital needs, which may adversely affect our financial position and result in additional shareholder dilution.

        We will require significant capital expenditures and cash investments to fund our future growth. We may need to raise additional funds through equity or debt financings in the future in order to meet our capital needs mostly in relation to the construction of our self-built data centers and future acquisition opportunities. If we raise additional funds through further issuances of equity or equity-linked securities, our existing shareholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences, and privileges senior to those of holders of our ADSs. We may not be able to raise required cash on terms acceptable to us, or at all. If new financing sources are required, but are insufficient or unavailable, we may need to modify our growth and operating plans and business strategies based on available funding, if any, which would harm our ability to grow our business.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.

        Based on the market price of our ADSs and Class A ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a passive foreign investment company ("PFIC") for U.S. federal income tax purposes for our taxable year ended December 31, 2019, and we do not expect to be a PFIC for our taxable year ended December 31, 2020. We must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). While we do not anticipate becoming a PFIC, no assurances regarding our PFIC status can be provided for any past, current or future taxable year. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current taxable year or any future taxable years. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or subsequent taxable year.

        A non-U.S. corporation, such as our company, will be considered a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of "passive" income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the "asset test"). Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and certain net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

        Although the law in this regard is not entirely clear, we treat our variable interest entities as being owned by us for U.S. federal income tax purposes because we control their management decisions and we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our variable interest entities for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2019 and for subsequent taxable years.

        If we were to be or become a PFIC, U.S. investors may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of our Class A ordinary shares and/or ADSs and on the receipt of distributions on the Class A ordinary shares and/or ADSs to the extent such gain or distribution is treated as an "excess distribution" under the U.S. federal income tax rules. See "Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations."

The right of our ADS holders to participate in any future rights offerings may be limited, which may cause dilution to holdings of our ADS holders.

        We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act of 1933, or the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

Holders of our ADSs may be subject to limitations on transfer of their ADSs.

        Our ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct most of our operations in China and a majority of our officers and directors reside outside the United States.

        We are a Cayman Islands company, and the major portion of our assets are located outside the United States. A substantial portion of our current operations are conducted in the PRC. In addition, some of our directors and executive officers are nationals and residents of countries or areas other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for holders of our ADSs to effect service of process within the United States upon these persons, or to bring an action against us or against these individuals in the United States in the event that they believe that their rights have been infringed under the U.S. federal securities laws or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and China may render them unable to enforce a judgment against our assets or the assets of our directors and officers. There is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments. Furthermore, class action lawsuits, which are available in the United States for investors to seek remedies, are generally uncommon in the Cayman Islands and the PRC.

        The SEC, the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or executive officers in the PRC. The SEC has stated that there are significant legal and other obstacles to obtaining information needed for investigations or litigation in China. China has recently adopted a revised securities law which provides, among other things, that without governmental approval in China, no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators which could present significant legal and other obstacles to obtaining information needed for investigations and litigation conducted outside of China.

        As a result of the foregoing, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than they would as public shareholders of a company incorporated in the United States.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

        Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. While a detailed interpretation of, or implementing rules under Article 177 are yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

We are a foreign private issuer within the meaning of the rules under the Exchange Act of 1934, as amended, or the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

        Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

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  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q and current reports on Form 8-K;

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  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the U.S. Exchange Act;

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  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

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  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

        We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to continue to publish our results on a quarterly basis as press releases, distributed pursuant to Nasdaq rules. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, holders of our ADSs may be afforded less protection or information than they would under the Exchange Act rules applicable to U.S. domestic companies.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement.

        Except as described in the deposit agreement, holders of our ADSs are not able to directly exercise voting rights attaching to the Class A ordinary shares evidenced by our ADSs on an individual basis.

        Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the underlying Class A ordinary shares represented by the ADSs. Otherwise, you will not be able to exercise your right to vote unless you withdraw the underlying Class A ordinary shares represented by the ADSs. Upon receipt of voting instructions from holders of our ADSs in the manner set forth in the deposit agreement, the depositary will endeavor, in so far as practicable, to vote the underlying Class A ordinary shares represented by their ADSs in accordance with these instructions. However, the depositary and its agents may not be able to send voting instructions to holders of ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of ADSs in a timely manner, but they may not receive the voting materials in time to ensure that they can instruct the depositary to vote the underlying Class A ordinary shares represented by their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any vote. As a result, holders of ADSs may not be able to exercise their rights to vote and they may lack recourse if the underlying Class A ordinary shares represented by their ADSs are not voted as they requested.

Except in limited circumstances, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying the ADSs if holders of these ADSs do not give voting instructions to the depositary, which could adversely affect the interests of holders of the ADSs.

        Under the deposit agreement, the depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying the ADSs at shareholders' meetings if holders of these ADSs do not give voting instructions to the depositary, unless:

  •
  we have instructed the depositary that we do not wish a discretionary proxy to be given;

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  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

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  a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

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  voting at the meeting is made on a show of hands.

        The effect of this discretionary proxy is that, if holders of ADSs fail to give voting instructions to the depositary, they cannot prevent our Class A ordinary shares underlying their ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence our management. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

Holders of ADSs may not receive distributions on our Class A ordinary shares if the depositary decides it is impractical or unlawful to make such distributions.

        The depositary has agreed to pay cash to holders of ADSs to the extent that we decide to distribute cash dividends or other cash distributions on our Class A ordinary shares or other deposited securities.

        To the extent that there is a distribution in shares, rights or other securities and properties, the depositary has agreed to distribute to holders of ADSs the shares, rights or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of Class A ordinary shares their ADSs represent. However, the depositary may, at its discretion, decide that it is impractical to make a distribution available to holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. We have no obligation to take any other action to permit the distribution of shares, rights or anything else to holders of ADSs. This means that holders of ADSs may not receive the distributions we make on our Class A ordinary shares if it is impractical for us to make them available. These restrictions may materially reduce the value of the ADSs.

 MANAGEMENT

        The following table sets forth information regarding our directors and executive officers as of the date hereof.

Directors and Executive Officers	Age	Position/Title
Sheng Chen	51	Chairman of the Board of Directors
Yoshihisa Ueno	57	Independent Director
Kenneth Chung-Hou Tai	70	Independent Director
Sean Shao	63	Independent Director
Erhfei Liu	61	Independent Director
Yao Li	51	Independent Director
Wenbin Chen	49	Director
Tao Zou	45	Director
Shiqi Wang	45	Chief Executive Officer and President
Sharon Xiao Liu	39	Chief Financial Officer
Samuel Yuan-Ching Shen	55	Executive Chairman of Retail IDC Business Group
Chunfeng Cai	37	Chief Operating Officer
Tim Chen	45	Chief Strategy Officer
Wing-Dar Ker	59	Senior Vice President
Chenggang Shen	38	Senior Vice President
Liang Zhao	44	Senior Vice President
Qihang Liu	49	President of Cloud Business Unit
Feng Liu	48	Vice President

        Mr. Sheng Chen is one of our co-founders and has served as the executive chairman of our board of directors since our inception. He has been our chief executive officer since our inception to October 2015. Mr. Chen has been instrumental to the development and success of our business. Mr. Chen provides vision, overall management, and strategic decision-making relating to marketing, investment planning, and corporate development. Mr. Chen has more than 20 years' experience in the internet infrastructure industry in China and started his entrepreneur career in 1990 when he was a sophomore at Tsinghua University. In 1999, Mr. Chen founded our business and started one of the first carrier-neutral data centers in China. Mr. Chen currently also serves as a director of Cloud Tech Services Limited. Mr. Chen received his bachelor's degree in electrical engineering from Tsinghua University in 1991. Mr. Chen is a member of the Tsinghua Entrepreneur & Executive Club and a managing director of the Internet Society of China.

        Mr. Yoshihisa Ueno has served as our director since October 2010. Mr. Ueno is a serial entrepreneur and venture capitalist with operation and industrial expertise in the U.S., Europe, Japan and China and over 35 years of incubation investment experience in emerging technology startups. Mr. Ueno has been our lead investor and board member of several of our affiliated companies since 2006. Mr. Ueno has been the founding partner of Synapse Company Limited & Synapse Partners Limited since December 2002, Synapse Holdings Limited since October 2013 and SMC Synapse Partners Limited from December 2010 to September 2015. Mr. Ueno has also been a director of several start-up portfolios such as Hivelocity Inc. from May 2015 and Catalyst Group Limited (Exicon Limited) from March 2015. Mr. Ueno has also served as director of BeyondSoft Group Holding Limited (SZSE: 2649) from September 2005 to March 2010, CDS GS Japan Ltd. (a joint venture with CDC Corp. NASDAQ: CHINA) from June 2011 to April 2012, and Insource (HK) Ltd. (a JV with Insource Co., Ltd. TSE: 6200) from December 2011 to September 2014. Mr. Ueno has managed several venture funds such as the Japan-China Bridge Fund from March 2005 to February 2011, Intellectual Property Bank (IPB) Partners Fund #1 in Japan from March 2006 to March 2010 and IPB Holding LLC in the U.S. from March 2006 to July 2007. Mr. Ueno also served as the chief executive officer at Cycolor, Inc., in the U.S. from September 1998 to June 2003, until Cycolor, Inc. was acquired by Eastman Kodak in early 2003. Mr. Ueno worked for Fujitec from April 1985 to May 1997 in various managerial capacities in Japan, China, the United Kingdom, Spain and Hong Kong. Mr. Ueno received his bachelor's degree in business administration from Takushoku University.

        Mr. Kenneth Chung-Hou Tai has served as our director since October 2012. Mr. Tai is a prominent figure in the Taiwanese technology sector with over 40 years of industry experience with leading technology and hardware companies in Taiwan and the U.S. Mr. Tai co-founded Acer Computer in 1976, which has become one of the top five branded PC vendors in the world today, and held various managerial positions during his tenure. Later in his technology career, Mr. Tai also founded Investar Capital, a venture capital firm focusing on IT companies. Mr. Tai is now serving as chairman of Photonics Industry & Technology Development Association (PIDA), a non-profit organization affiliated to the Ministry of Science and Technology (MOST), and chairman of Digitimes Incorporated, the only technology-focused newspaper in Taiwan. Currently, Mr. Tai serves on the board of directors for several public companies in Taiwan and Singapore, including Global Testing Corporation (SGX: G31), Asustek Computer Inc. (TPE: 2357), Chief Telecom Corporation (TPE: 6561) and Wafer Works Corporation (TPE: 6182). Mr. Tai also serves on the board of directors for several private companies, including Jasper Display Corporation. Mr. Tai received a master's degree in business administration from Tam Kang University and a bachelor's degree in electrical engineering from National Chiao Tung University in Taiwan.

        Mr. Sean Shao has served as our director since August 2015. Mr. Sean Shao also serves as independent director and chairman of the audit committee for UTStarcom Holdings Corp. (NASDAQ: UTSI) since October 2012, and China Biologic Products, Inc. (NASDAQ: CBPO) since July 2008. He served as chief financial officer and a board member of Trina Solar Limited from 2006 to 2008 and from 2015 to 2017, respectively. In addition, Mr. Shao served as chief financial officer of ChinaEdu Corporation and Watchdata Technologies Ltd from 2004 to 2006. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately ten years. Mr. Shao received his master's degree in healthcare administration from the University of California at Los Angeles in 1988 and his bachelor's degree in arts from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

        Mr. Erhfei Liu has served as our director since May 2015. Mr. Liu also serves as independent director for QingLing Motors (Group) Co., Ltd. (HKG: 1122), one of the leading automobile manufacturers in China, Jiangxi Copper Corporation (HKG: 358), China's extra-large copper cathode producer, and Frontage Holdings Corporation (HKG: 1521), a contract research organization providing integrated, science-driven, product development services throughout the drug discovery and development process. Mr. Liu has served as CEO of Asia Investment Fund (AIF), a private equity investment fund, since 2018, and co-founder and director of Cindat Capital Management Limited (Cindat), a global restate investment platform, from 2013 to 2017. Mr. Liu has remained in his position as a director at Cindat, but no longer participates in the day to day operations since 2018. From 1999 to 2012, Mr. Liu served as Chairman of Merrill Lynch China and then Country Executive of Bank of America Merrill Lynch. In addition to his various investment banking responsibilities, he was also in charge of the firm's private equity business in Greater China from 2006 to 2010. Prior to joining Merrill Lynch, Mr. Liu worked as head of Asia or China for Goldman Sachs, Morgan Stanley, Smith Barney and Indosuez. Mr. Liu received an MBA from Harvard Business School and his bachelor's degrees from Brandeis University and Beijing Foreign Languages University.

        Dr. Yao Li has served as our director since May 2018. Dr. Li has over 23 years' experience in the finance and investment industry, and currently serves as the Chief Investment Officer of Asia for the International Finance Corporation (IFC) of the World Bank Group, Hong Kong office. Prior to joining IFC, Dr. Li served as the Vice General Manager in investment of PingAn Trust Company of PingAn Group of China from 2015 to early 2016. Prior to that, he served as the Chief Executive Officer of

China-ASEAN Capital Advisory Company Limited and the Chairman of the Investment Committee of China-ASEAN Fund Management Company from mid-2011 to 2015. Prior to that, Dr. Li was a Co-head of the Investment Banking Business for Bank of China (BOC), where he was responsible for setting up the domestic securities business for BOC. Dr. Li holds a doctorate's degree in economics from Renmin University of China.

        Mr. Wenbin Chen has served as our director since September 2017. Mr. Chen currently serves as the chairman of TusCity Group and senior vice president of Tus-Holdings. Prior to that, Mr. Chen served as the chief editor of a magazine titled the People's Rule of Law and the deputy secretary-general of the China Behavior Law Association from 2011 to 2014. From 2008 to 2010, Mr. Chen worked as the head of capital operations and investor relations at China Longyuan Power Group Co., Ltd. (HKG: 0916) and a director at HaiNan Pearl River Holdings Co., Ltd. (000505. CN). Prior to that, Mr. Chen was a division chief at the National Audit Office of the PRC from 2001 to 2008, and taught at Beijing University of Technology from 1993 to 2001. Mr. Chen received his bachelor's degree in philosophy from Peking University and his doctorate's degree in finance from Dongbei University of Finance and Economics.

        Mr. Tao Zou has served as our director since December 2016. Mr. Zou is currently the chief executive officer and an executive director of Kingsoft Corporation Limited (HKG: 3888), a company listed on the Hong Kong Stock Exchange, and the chief executive officer and one of the directors of Seasun Holdings Limited, overseeing the operations of Seasun Holdings Limited and its subsidiaries, including the research and development of online games, and the operations of the gaming business of Kingsoft Corporation Limited and its subsidiaries, or Kingsoft Group. Mr. Zou also serves as a director of Cheetah Mobile (NYSE: CMCM). Mr. Zou joined Kingsoft Group in 1998 and has taken various positions within Kingsoft Group since then. Mr. Zou received a bachelor's degree from Tianjin Nankai University.

        Mr. Shiqi Wang has serviced as our chief executive officer and president since February 2018. Mr. Wang also served as the Vice President of TUS Digital Group, a subsidiary of TUS-Holdings, director of Beijing CIC Technology Co., Ltd. and director of Guangzhou Tuwei Technology Co., Ltd. Mr. Wang has nearly 20 years of experience in the telecommunications industry and has worked at various renowned international companies, including 11 years with Ericsson, focusing primarily on strategy development and execution, corporate management, and equity investments. Mr. Wang received a bachelor's degree from Tsinghua University and an MBA from Peking University-Vlerick MBA Program (BiMBA).

        Ms. Sharon Xiao Liu has served as our chief financial officer since January 2018. Ms. Liu joined us in October 2010, and served as our vice president of finance in charge of the finance-related matters of our hosting and related services business prior to becoming our chief financial officer. Ms. Liu was also previously responsible for our pre- and post-IPO finance matters, investor relations, financial reporting, financial planning and analysis, and financial business plan. Prior to joining 21Vianet, Ms. Liu was a manager at KPMG China in its audit division since 2003. Ms. Liu is a Certified Public Accountant (CPA) in the state of North Dakota. Ms. Liu received her dual bachelor's degrees in economics and law from Peking University.

        Mr. Samuel Yuan-Ching Shen has served as executive chairman of our retail IDC business group since May 2020. Mr. Shen also serves as an independent director of Insigma Technology Co., Ltd. (SHSE: 600797), Mercurity Fintech Holding Inc. (NYSE: MFH) and Xinyuan Real Estate Co., Ltd. (NYSE: XIN). Mr. Shen has extensive experience in the fields of cloud, edge computing, big data, and AI services. Mr. Shen previously served as President of JD Cloud where he led JD Cloud's efforts to extend its offerings of tailored service solutions to a wide range of companies in different industry verticals. Prior to JD Cloud, Mr. Shen held various senior positions at Microsoft. Mr. Shen received his master's degree in computer science from University of California, Santa Barbara, and his bachelor's degree in chemistry from National Tsing Hua University.

        Mr. Chunfeng Cai has served as our chief operating officer since November 2019. Mr. Cai also served as the national general sales manager since January 2019. He has served as the general manager of our East China business and South China business since January 2016 and July 2017, respectively, to May 2018. Mr. Cai has ten years of working experience in the IDC and content delivery network industry, as well as extensive experience in 2B business management. Prior to joining us, Mr. Cai was the vice president of ChinaCache International Holdings Ltd., primarily responsible for the departments of enterprise business and company operation management center. Mr. Cai received his master's degree in mechanical and electronic engineering from Zhejiang University and his bachelor's degree in mechanical engineering from Jilin University.

        Mr. Tim Chen has served as our chief strategy officer since August 2020. Prior to joining us, Mr. Chen served as chief financial officer of Asia Maritime Pacific (Hong Kong) Limited over a decade from 2009 and has 14-year experience in prominent investment banking and private equity firms, including two years at Affinity Equity Partners, eight years at Morgan Stanley and four years at J.P. Morgan from 1996 to 2009. Mr. Chen received a bachelor of science degree in industrial engineering and operations research from Columbia University in New York.

        Mr. Wing-Dar Ker has served as our senior vice president since February 2020. Mr. Ker served as our president of cloud business unit from October 2013 to February 2020. Prior to that, Mr. Ker was the general manager of Microsoft's Customer Service and Support for the Asia Pacific and Greater China Region. Mr. Ker started his career with Microsoft as the finance controller for the Greater China Region in August 1993, and held various managerial positions in Microsoft since then. Prior to joining Microsoft, Mr. Ker was the manager and group head of the Business Systems Consulting group of Andersen Consulting (now known as Accenture). Mr. Ker started his career in New York City where he served at several private companies for more than five years before joining Accenture. Mr. Ker received his MBA degree from the Case Western Reserve University in Cleveland, Ohio, and his bachelor's degree of economics from the National Taiwan University.

        Mr. Chenggang Shen has served as our senior vice president and general manager of our East and South China business since January 2020. Mr. Shen joined us in January 2017, primarily responsible for our hybrid IT services and product lines, respectively. Prior to joining us, Mr. Shen served as vice president for cloud products of GDS Holdings Limited (NASDAQ: GDS) and various senior executive positions in other reputable enterprises, including Samsung Electronics, Hewlett-Packard and Electronic Data Systems Corp., for technology management, business development and operation management. Mr. Shen has professional technology background and extensive industry experience, covering areas of finance, manufacturing, energy, automobile, e-commerce, aviation, and outsourcing. Mr. Shen received his bachelor's degree in software engineering from Sichuan University.

        Mr. Liang Zhao has served as our senior vice president and general manager of our North China business since December 2019. Mr. Zhao has over 20 years of working experience and held various positions in China Unicom (SSE: 600050; SEHK: 762), including the vice general manager of China Unicom marketing division, China Unicom Online, and China Unicom Artificial Network Technology, the executive director of China Unicom Wo Music, and the vice chairman of the board of a joint venture established by China Unicom and Chery Automobile, respectively. Mr. Zhao has extensive experience in areas of products, operations, marketing and sales, 5G and internet-of-vehicle. Mr. Zhao received his EMBA degree from Stockholm University, master's degrees in sociology from Renmin University of China and in marketing communications from the University of Hong Kong, School of Professional and Continuing Education, and bachelor's degree in communication engineering from Southeast University.

        Mr. Qihang Liu has served as our president of cloud business unit since March 2020. Mr. Liu served as our senior vice president from December 2019 to March 2020. Mr. Liu has over 25 years of technology and management experience in internet and technology industries. From 1994 to 2018, he held various positions in several reputable technology companies, including SONY, Microsoft, Lenovo and Hewlett-Packard, primarily responsible for research and development in networking and big data services, strategic planning and senior management. Mr. Liu has extensive experience in cloud computing, big data and artificial intelligence industries. Mr. Liu received his bachelor's degree in computer science from Beijing University of Technology.

        Mr. Feng Liu has served as our vice president of infrastructure operation since January 2020. Mr. Liu served as our general manager of marketing and infrastructure operation from January 2019 to December 2019. From August 2016 to December 2016, Mr. Liu served as our vice president, primarily responsible for human resources, application development, information technology and key accounts departments. From January 2017 to the end of 2018, Mr. Liu served as the general manager of our North China business. Mr. Liu has extensive experience in telecom operator market management, research and development management, project delivery and international marketing. Prior to joining us, Mr. Liu was the vice president of AsiaInfo Group, primarily responsible for sales, delivery, research and development, marketing as well as the oversea business. Mr. Liu received his EMBA degree from the Economics and Management School of Tsinghua University and his bachelor's degree in engineering mechanics from Tsinghua University.

CORPORATE INFORMATION

        Our holding company is 21Vianet Group, Inc. Our ADSs are listed on Nasdaq under the symbol "VNET." We conduct our operations in China through contractual arrangements among us, our wholly-owned PRC subsidiaries, our consolidated variable interest entities and their shareholders.

        Our principal executive offices are located at Guanjie Building Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing, People's Republic of China 100016. Our telephone number is (86) 10 8456-2121. Our registered office is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the U.S. is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, New York 10168.

        Citibank, N.A., as depositary, registers and delivers the ADSs. Each ADS represents ownership of six Class A ordinary shares, deposited with Citibank Hong Kong, as custodian for the depositary. The office of the custodian is located at 10/F Citi Tower, One Bay East 83 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong.

FORWARD LOOKING STATEMENTS

        This Exhibit contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "may," "could," "will," "should," "would," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "future," "is/are likely to," "project" or "continue" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. The forward-looking statements included in this Exhibit relates to, among other things:

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  our goals and strategies and our expansion plans;

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  the outbreak of COVID-19;

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  our future business development, financial condition and results of operations;

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  the expected growth of the data center, cloud services and enterprise connection services markets;

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  our expectations regarding demand for, and market acceptance of, our services;

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  our expectations regarding keeping and strengthening our relationships with customers;

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  our plans to invest in research and development to enhance and complement our existing solution and service offerings;

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  international trade policies, protectionist policies and other policies that could place restrictions on economic and commercial activity; and

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  general economic and business conditions in the regions where we provide our solutions and services.

        The forward-looking statements included in this Exhibit involves various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. You should not place undue reliance on these forward-looking statements.

        The forward-looking statements made in this Exhibit relate only to events or information as of the date on which the statements are made in this Exhibit. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Exhibit completely in conjunction with our Annual Reports on Form 20-F and other documents filed with or furnished to the Securities and Exchange Commission and with the understanding that our actual future results may be materially different from what we expect.

QuickLinks

  Exhibit 99.1
SUPPLEMENTAL INFORMATION RELATING TO 21VIANET GROUP, INC.
BUSINESS OVERVIEW
CERTAIN FINANCIAL AND OPERATING DATA
RISK FACTORS
MANAGEMENT
CORPORATE INFORMATION
FORWARD LOOKING STATEMENTS